AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

 Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                                Fax. 780 665 6194

March 4, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Ms. Michele Anderson

Legal Branch Chief

Re:

Amber Optoelectronics, Inc.

Form SB-2

Amended December 27, 2007

File No.333-147225

Dear Ms. Anderson:

Please find enclosed our comments to your letter dated January 25, 2008, in reference to our Form SB-2.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form, SB-2

of your requirements dated January 25, 2008, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

i

Table of Contents

GENERAL

Comment 1

Comment 2

Comment 3

PROSPECTUS COVER PAGE

Comment 4

PROSPECTUS SUMMARY, PAGE 4

Comment 5

Comment 6

Comment 7

Comment 8

Comment 9

BUSINESS OF  ISSUER, PAGE 4

Comment 10

Comment 11

CLIENT BASE, PAGE 4

Comment 12

RECENT DEVELOPMENTS, PAGE 5

Comment 13

RISK FACTORS RELATED TO OUR BUSINESS, PAGE 5

Comment 14

NEW AND EXISTING COMPETITION MAY GAIN MARKET SHARE AND LIMIT THE COMPANY’S POTENTIAL GROWTH, PAGE 6

Comment 15

THE COMPANY'S ABILITY TO ACHIEVE PROFITABLE OPERATIONS IS DIRECTLY TIED TO THE COMPANY'S ABILITY TO ATTRACT AND RETAIN CUSTOMERS, PAGE 6

Comment 16

THE COMPANY COULD FAIL TO ATTRACT OR RETAIN KEY PERSONNEL, WHICH COULD HAMPER ITS ABILITY TO GENERATE INCOME, PAGE 6

Comment 17

FORWARD-LOOKING STATEMENTS, PAGE 7

Comment 18

PLAN OF OPERATIONS, PAGE 7

OVERVIEW, PAGE 7

Comment 19

PLAN OF OPERATIONS, PAGE 7

Comment 20

DESCRIPTION OF PROPERTY, PAGE 8

Comment 21

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 7

Comment 22

Comment 23

DIRECTORS AND EXECUTIVE OFFICERS. PROMOTERS AND CONTROL PERSONS, PAGE 8

Comment 24

EXECUTIVE COMPENSATION, PAGE 9

Comment 25

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 9

Comment 26

RECENT SALES OF UNREGISTERED SECURITIES, PAGE 10

Comment 27

Comment 28

AVAILABLE INFORMATION, PAGE 11

Comment 29

MANAGEMENT'S DISCUSSION AND ANALYSIS, PAGE 12

Comment 30

LIQUIDITY AND CAPITAL RESOURCES, PAGE 13

Comment 31

Comment 32

Comment 33

Comment 34

RESULTS OF OPERATIONS, PAGE 13

Comment 35

Comment 36

Comment 37

Comment 38

CRITICAL ACCOUNTING POLICIES, PAGE 13

Comment 39

Comment 40

Comment 41

Comment 42

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006, PAGE 15

Comment 43

Comment 44

Comment 45

Comment 46

SELLING STOCKHOLDERS, PAGE 16

Comment 47

Comment 48

Comment 49

Comment 50

FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31. 2006

SUBSEQUENT EVENT, PAGE 34

Comment 51

FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30. 2007

BALANCE SHEET. PAGE 36

Comment 52

STATEMENTS OF CASH FLOW. PAGE 38

Comment 53

Comment 54

Comment 55

NOTES TO FINANCIAL STATEMENTS, PAGE 39

Comment 56

PART II

Comment 57

SIGNATURES

Comment 58

EXHIBIT 5.1--OPINION OF COUNSEL

Comment 59

Comment 60

Comment 61

ADDITIONAL REQUIREMENTS

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Re:

Amber Optoelectronics, Inc.

Form SB-2

Amended December 27, 2007

File No.333-147225

Table of Contents

    General
      Comment 1
      Comment 2
      Comment 3
    Prospectus Cover Page
      Comment 4
    Prospectus Summary, page 4
      Comment 5
      Comment 6
      Comment 7
      Comment 8
      Comment 9
      Comment 10
      Comment 11
    Client Base, page 4
      Comment 12
    Recent Developments, page 5
        Comment 13
    Risk Factors Related to Our Business, page 5
      Comment 14
    New and existing competition may gain market share and limit the company’s potential growth, page 6
      Comment 15
    The company's ability to achieve profitable operations is directly tied to the company's ability to attract and retain customers, page 6
      Comment 16
    The company could fail to attract or retain key personnel, which could hamper its ability to generate income, page 6
      Comment 17
    Forward-Looking Statements, page 7
      Comment 18
    Plan of Operations, page 7
    Overview, page 7
      Comment 19
    Plan of Operations, page 7
      Comment 20
    Description of Property, page 8
      Comment 21
    Security Ownership of Certain Beneficial Owners and Management, page 7
      Comment 22
      Comment 23
    Directors and Executive Officers. Promoters and Control Persons, page 8
      Comment 24
    Executive Compensation, page 9
      Comment 25
    Certain Relationships and Related Transactions, page 9
      Comment 26
    Recent Sales of Unregistered Securities, page 10
      Comment 27
      Comment 28
    Available Information, page 11
       Comment 29
    Management's Discussion and Analysis, page 12
      Comment 30
    Liquidity and Capital Resources, page 13
      Comment 31
      Comment 32
      Comment 33
      Comment 34
    Results of Operations, page 13
      Comment 35
      Comment 36
      Comment 38
    Critical Accounting Policies, page 13
      Comment 39
      Comment 40
      Comment 41
      Comment 42
    Management’s Discussion and Analysis for the Nine Months ended September 30, 2007 and 2006, page 15
      Comment 43
      Comment 44
      Comment 45
      Comment 46
    Selling Stockholders, page 16
      Comment 47
      Comment 48
      Comment 49
      Comment 50
    Financial Statements for the Year Ended December 31. 2006
    Subsequent Event, page 34
      Comment 51
    Financial Statements for the Period Ended September 30. 2007
    Balance Sheet. page 36
      Comment 52
    Statements of Cash Flow. page 38
      Comment 53
      Comment 54
      Comment 55
    Notes to Financial Statements, page 39
      Comment 56
    Part II
      Comment 57
    Signatures
      Comment 58
    Exhibit 5.1--Opinion of Counsel
      Comment 59
      Comment 60
      Comment 61
    Additional Requirements

General

Comment 1

1.  Please revise your registration statement to ensure that you have included disclosure under all applicable item requirements of Form SB-2. By way of example only, we note that you have not included complete covet page disclosure under Items 501 of Regulation S-B with respect to the title, amount, and description of securities being offered pursuant to the registration statement. You appear to be registering 26,928,850 shares of common stock for a proposed maximum offering price of$.05 per share, but disclosure within the document indicates that you are offering 1,300,000 shares only on behalf of selling shareholders. Please revise or advise as to the remaining shares. Please also revise to clarify that there is no trading market for your common shares. Refer to Item 501 (a)(4) of Regulation S-B.

We have revised the cover page to disclose that we are registering 25,728,850 shares of common stock. We have revised disclosures within the document to reflect this amount on behalf of the selling shareholder. At present, there is no trading market for the common shares.

Refer to SB-2, Amendment-3, Calculation of Registration Fee Table, page 1.

Comment 2

2.  In the event that you are registering for resale 26,928,850 shares, or all of your outstanding common stock on this Form SB-2, please provide us with your legal analysis as to why the transaction covered by the registration statement should be regarded as a secondary offering that is eligible to be made on a delayed or continuous basis under Rule 415(a)(1)(i) rather than a primary offering where the selling shareholders are actually underwriters selling on behalf of the issuer. See Telephone Interpretation D-29 in our manual of publicly available telephone interpretations, available on our website at http:/ /www .sec.gov/interps/telephone/phonesupplement1.htm, for guidance in distinguishing secondary offerings from primary offerings.

Our counsel’s legal analysis is addressed and included as part of our exhibits.  The following is an excerpt:

“Although the issuer is registering for resale 25,728,850 shares of outstanding common stock, this filing should be regarded as a secondary offering under Rule 415(a)(I). The selling shareholders are not underwriters selling on behalf of the issuer, as, among other things, they are not in the business of underwriting securities. Neither are the selling shareholders acting as a conduit for the issuer, nor are they acting as underwriters selling on behalf of the issuer.

When and if the shareholders sell their shares, the proceeds received from such sale(s) will be for the benefit of the selling stockholders, and not for the benefit of the issuer.”

Refer to SB-2, Amendment-3, Exhibit 3.0, Letter to Securities and Exchange Commission, page 40.

Comment 3

3.  Please also include all disclosure under Item 101 of Regulation S-B under a separately titled "Business" section within the body of your prospectus.

A separately titled “Business” section has been included in the body of the prospectus.

Refer to SB-2, Amendment-3, Business Section, page 3.

Prospectus Cover Page

Comment 4

4.  To the extent that you intend to rely upon the provisions of Rule 415 for the offering you are registering, please revise your outside cover page and check the appropriate box to indicate that such is your intent.

Revised and appropriate box checked.

Refer to SB-2, Amendment-3, Cover Page, page 1.

Prospectus Summary, page 4

Comment 5

5.  Please revise to include summary disclosure focusing on the specifics of the offering you are making pursuant to the registration statement, clarifying, if true, that the offering is limited to shares being offered on behalf of the selling shareholders, and that the company will not receive any proceeds from the offering. Refer to Items 503 and 504 of Regulation S-B.

This offering is being made, pursuant to Rule 415 (a) (I), and limited to the shares being offered on behalf of the selling shareholders. Amber Optoelectronics Inc. will not receive any proceeds from this offering.

Refer to SB-2, Amendment-3, Securities, page 3.

Comment 6

6.  Please note that the Summary Information and Risk Factors must be presented in plain English. Please refer to Section 421 (d) of Regulation C. As such, your disclosure in this section needs significant revision. While more detailed disclosure regarding your corporate evolution may be appropriate to your Description of Business under Item 101 of Regulation S-B in the body of your prospectus, the details found here under "The Company" are not necessary, and result in confusion to the reader. How is a potential investor in the common shares of Amber Optoelectronics aided in understanding this offering when reading that "On January 3, 2006 Kerrie Holding Company 418 shareholders exchanged 15,278,850 shares with Kerry Acquisition Corp. and the un-certificated, book-entry interest in Kerrie Holding Co. received one share of Kerrie Acquisition Corp. for each share of record held.  Kerrie Acquisition, Corp exchanged shares with Amber Optoelectronics Inc. was entitled to use the exemption provided by Section 504 of the Securities Exchange Commission relative to the exchange of its shares and other transactions described in such FORM D."  Please revise to provide a brief and accurate portrait of the current corporate structure of Amber Optoelectr9nics Inc., Amber Optoelectronics Ltd., and Mei Pao Optoelectronics Inc., and as necessary for context the historical underpinnings of these entities, leaving the more detailed disclosure to the body of the prospectus.

We have revised the corporate structure.

Refer to SB-2, Amendment-3, Business Overview, page 4.

Comment 7

7.  When you revise in accordance with the above comment, to the extent you retain disclosure concerning exemption(s) relied upon for share issuances, please ensure that your statements are restricted to exemption(s) and facts relied upon in claiming such exemption(s). For example, the statement that, "These actions were only an exchange of stock and there was no sale of stock," appears to be a conclusion of law beyond the scope of an opinion of counsel.

The paragraph has been revised.

Refer to SB-2, Amendment-3, Business Development, page 3.

Comment 8

8.  Please revise your prospectus summary to provide a balanced portrait of the company. For example, in addition to providing a summary description of your business, please also reference your working capital deficit of $967,843, and your net loss in the last fiscal year of$I,464,020.

Prospectus Summary has been revised.  The management of the Company amended the Statements of Income and Cash Flows to recognize gain of settlement of debts for $1,020,816 and gain on asset disposal for $387,351 for the nine months ended September 30, 2007.

Refer to SB-2, Amendment-3, Business Overview, page 4.

Comment 9

9.  We encourage you to disclose your web site address, if you have one. Please refer to Item 101(c)(3) of Regulation

S-B.

Amber Optoelectronics Inc. does not currently have a website.

v

Business of  Issuer, page 4

Comment 10

10.  Please revise to clarify that you conduct your operations through your wholly-owned subsidiary, Mei Pao Optoelectronics. When you revise, please describe how you conduct your operations and derive revenues using plain English terms readily understandable to your reader. Refrain from using industry jargon such as "diachronic DVD Players," "Black/Light Module," "LGP Diffusion Film," and "The Prism." Likewise, please update any references to market share to a date more current than 2005, and provide support for all such references.  Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party. Please also revise "The Company's Current Available Technology," to comply with the concerns expressed within this comment.

Revised.

Refer to SB-2, Amendment-3, The Company’s Current Available Technology, page 4.

Comment 11

11.  Also revise the disclosure about your business and the products you sell to describe your current product offerings, including your intention to enter into new product lines, and avoid describing those product lines that you recently liquidated.

Revised.

Refer to SB-2, Amendment-3, Business of the Issuer, page 4.

Client Base, page 4

Comment 12

12.  Please confirm, if true, that the list you have included is your entire client base, and not a representative sample. Indicate the extent, if applicable, to which you are substantially dependent upon anyone or more of these clients.

Amber Optoelectronics Inc. has a number of clients in its database.  A representative sample is included and Amber Optoelectronics Inc., is not dependent on one or more particular clients.

Refer to SB-2, Amendment 3, Current Active Client Base, page 4.

Recent Developments, page 5

 Comment 13

13.  We are uncertain how the disclosure included here consists of "Recent Developments" given that Amber Optoelectronics incorporated in January 2007.  Please advise or revise. To the extent that what you are disclosing is your patent technology under Item 101 of Regulation S-B,  please relocate it to the body of your prospectus, along with other disclosures not appropriate to the summary section, such as "Business Strategy," "Regulation," "Employees," and "Reports to Security Holders."

Revised.

Refer to SB-2, Amendment-3, Recent Developments, page 4.

Risk Factors Related to Our Business, page 5

Comment 14

14.  Because your stock does not trade, please revise the final sentence to delete the reference to "trading price." We would not object to a reference to a decline in value of your common shares should the risks you describe come to pass.

The phrase “the trading price “has been removed and replaced with “the value”.

Refer to SB-2, Amendment 3, Risk Factors Related to Our Business, page 5.

New and existing competition may gain market share and limit the company’s potential growth, page 6

Comment 15

15.  Please revise to explain the reference to "market verticals."  Likewise, we do not see the referenced "location

contracts...long-term in nature" described elsewhere in the document, for example within MD&A, or filed as exhibits. Please revise or advise.

Revised.  We also advise that we have included in the Exhibits, copies of purchase orders, letters of Intent and other contracts.

Refer to SB-2, Amendment, Exhibits7.1 – Purchase Orders, page 50 and

Exhibit 7.2 – Letters of Intent, page 53.

The company's ability to achieve profitable operations is directly tied to the company's ability to attract and retain customers, page 6

Comment 16

16.  This risk factor is sufficiently generic to apply to virtually any company. If you are unable to tailor the risk factor to identify a risk specific to Amber Optoelectronics, please revise to delete this and any similarly generic risk factor disclosure.

We have deleted this disclosure.

The company could fail to attract or retain key personnel, which could hamper its ability to generate income, page 6

Comment 17

17.  Please revise to identify the key personnel upon whom the company is relying.

Revised.

Refer to SB-2, Amendment-3, Security Ownership of Certain Beneficial Owners Table, page 7.

Forward-Looking Statements, page 7

Comment 18

18.  Please revise to remove this section, as it is essentially duplicative of disclosure found on page 12.

We have deleted this section.

Plan of Operations, page 7

Overview, page 7

Comment 19

19.  Please revise the second paragraph to state whether management has identified any acquisition targets.

Revised.

Refer to SB-2, Amendment-3, Business Overview, page 4.

Plan of Operations, page 7

Comment 20

20.  Please revise to provide more specific disclosure concerning the steps you will take and the anticipated costs associated with developing a new production facility that will increase your production capacity from 30,000 units a month to 70,000 units a month.

Revised.

Refer to SB-2, Amendment-3, Plan of Operations, Overview, page 6.

Description of Property, page 8

Comment 21

21.  Please revise, as appropriate, to reflect any movement of your Taiwanese operations. Also address the costs associated with this move and how you intend to cover these costs.

Revised.

Refer to SB-2, Amendment-3, Description of Property, page 6.

Security Ownership of Certain Beneficial Owners and Management, page 7

Comment 22

22.  We are uncertain why you have included one set of tabular disclosures here, and another on page 9, given the substantial similarities of the two tables. Please revise or advise. Note that you have not included disclosure as to all the company's officers and directors as a group, as you state that you have at the bottom of page 7. When you revise, please include disclosure as of the most recent practicable date. Also ensure that that your disclosure is consistent with the statement in the risk factor on page 7 that insiders own approximately 44% of your outstanding shares of common stock.

Revised.  Table of Beneficial Owners is included.

Refer to SB-2, Amendment-3, Security Ownership of Certain Beneficial Owners Table, page 7.

Comment 23

23.  Please revise to provide disclosure under all columns required by Item 403 of Regulation S-B, including the address of each beneficial owner, and the percentage of class held by each individual. Please also state in a footnote the amount which each listed beneficial owner has the right to acquire within sixty days from options, warrants, rights, conversion privilege or similar obligation.  Refer to Instruction 1 to Item 403.

Revised.

Refer to SB-2, Amendment-3, Security Ownership of Certain Beneficial Owners Table, page 7.

Also refer to SB-2, Amendment-3, Executive Compensation, page 8.

Directors and Executive Officers. Promoters and Control Persons, page 8

Comment 24

24.  Please revise Mr. Parselias' biography to explain what "CMA and CGA designation(s)]" are.

Mr. Parselias’s biography has been revised to include that proper designation of CMA - Certified Management Accountant and CGA – Certified General Accountant.

Refer to SB-2, Amendment-3, George Parselias, B.A., C.M.A., C.G.A.  Secretary/Treasurer, page 7.

Executive Compensation, page 9

Comment 25

25.  Please revise as applicable to ensure that you have included disclosure relating to the compensation of your executive officers as required by Item 402 of Regulation S-B, whether plan or non-plan compensation. Please also refer to Release No.33-8732, effective November 7, 2006.

A “Summary Compensation Table” has been included relating to the compensation of our executive officers.

Refer to SB-2, Amendment-3, Security Ownership of Certain Beneficial Owners Table, page 7.

Certain Relationships and Related Transactions, page 9

Comment 26

26.  Please reconcile your statement here with disclosure at footnote 11 to the financial statements regarding related party transactions.

Revised.

Refer to SB-2, Amendment-3, Transactions with Related Parties, page 28.

Recent Sales of Unregistered Securities, page 10

Comment 27

27.  Please relocate this section, along with your indemnification section, other expenses section, and undertakings to Part II of your registration statement. Refer to the Part II item requirements of Form SB-2. When you revise in accordance with this comment, please combine your multiple disclosures concerning indemnification of directors and officers into one set of appropriate disclosures.  Likewise, when you relocate your "Recent Sales" section, please include in each instance all disclosure under Item 701 of Regulation S-B, including the exemption from registration relied upon, and the facts relied upon to make the exemption available. We note that this would also be the appropriate location for a large part of the disclosure you have included under "The Company," the subject of prior comment three. Further, please clarify your reference in the table to the grant date of Apri15, 2005, in light of the fact that the issuer was formed on January 5, 2007.

i)

We deleted the “Recent Sales of Unregistered Securities” section as it was not applicable.

ii)

Revised.  Indemnification of directors now includes appropriate disclosures.

Refer to SB-2, Indemnification of Directors and Officers, page 9.

iii)

Revised.  “The Company” section has been deleted and relevant information is now relocated.

Refer to SB-2, Amendment-3, Business Section, page 3.

Comment 28

28.  Please revise your "Undertakings" in accordance with the changes made to them under Release No.33-8591, effective December 5, 2005.

Revised.

Refer to SB-2, Amendment-3, Undertakings, page 10.

Available Information, page 11

 Comment 29

29.  Please revise to include the current address of the Commission, 100 F Street, N.E., Washington, D.C. 20059.

Revised.

Refer to SB-2, Amendment-3, Available information, page 9.

Management's Discussion and Analysis, page 12

Comment 30

30.  Please revise your MD&A to specifically address what changes in your results of operations, liquidity and capital resources, and trends you expect as a result of your transition from a private company to a public company. As part of your discussion, disclose your expected reporting and other costs related to your being a public company, and how you expect to satisfy the new costs in addition to the costs of your operations. Further, discuss the reasons for going public at this time in the company's development. For example, explain why management determined the increased costs of being a public company were outweighed by the advantages of being a public company. Discuss what management believes those advantages to be or whether the company's private investors had any influence on the decision to go public.

Most of the information detailed here relates to prior companies. This information was relevant by the Auditors to establish the transitions that took place.

Liquidity and Capital Resources, page 13

Comment 31

31.  Please revise to include further disclosure regarding the extent to which significant shareholders are financing the company's operations. When you revise, indicate whether there is an upper limit beyond which these individuals will not extend further financing. Also identify the shareholders who have financed your operations, disclose the total amount due to those shareholders and summarize the terms of repayment of those amounts.

Revised.

Refer to SB-2, Amendment-3, Liquidity and Capital Resources,, page 10.

Comment 32

32.  Please revise to identify any known trends that are expected to have a material impact on your long-term or short-

term liquidity. Refer to Item 303(b)(i) of Regulation S-B.

Revised.

Refer to SB-2, Amendment-3, Liquidity and Capital Resources,, page 10.

Comment 33

33.  In view of the uncertainties concerning your company's continued existence as a going concern, please provide a more detailed description of management's specific viability plans that are intended to mitigate the effect of such conditions and management's assessment of the likelihood that such plans can be effectively implemented. Those elements of your plans that are particularly significant or critical to overcoming your company's present financial difficulties should be clearly identified and discussed. Additionally, there should be a reasonably detailed discussion of your company's ability or inability to generate sufficient cash to support its operations during the twelve month period following the date of the most recent balance sheet presented. The viability plan description should be included in management's discussion and analysis of liquidity and in the footnotes to the financial statements. Refer to Financial Reporting Codification Section 607.02.

Revised.

Refer to SB-2, Amendment-3, Liquidity and Capital Resources, page 13.

Comment 34

34. Please revise to clarify how long you can satisfy your cash requirements, and whether you will have to raise additional funds in the next twelve months. Refer to Item 303(a)(i) of Regulation S-B.

Revised.

Refer to SB-2, Amendment-3, Business Development, page 3.

Results of Operations, page 13

Comment 35

35. When discussing revenues, please briefly describe how the company generates revenues through its subsidiary and identify your lines of business, locations of operations and principal products and services to place the discussion in context, without unnecessarily repeating the detailed disclosure proper to your business section and the disclosure requirements of Item 101 of Regulation S-B.

Revised.

Refer to SB-2, Amendment-3, Business Development, page 3.

Comment 36

36. In your discussion of revenues for all periods presented, you attribute the change, without quantifying or indicating the relevant weight of the change factor.  For example, you mention the increase in revenue and operating costs was due to the increase in sales of your product line, but you do not quantify the increase or indicate the relevant weight of volume or price or particular models in the product line to the overall increase. Therefore, provide a more detailed discussion of the components of revenue growth for all periods presented. Further, with respect to your explanations of gross profit, revise to:

•

clearly disclose and quantify each material factor that contributed to the change in operating costs, for example, exactly what materials and procured products increased in price;

•

provide insight into the underlying business drivers or conditions that contributed to these changes; and

•

describe any known trends or uncertainties that have had or you expect may reasonably have a material impact on your operations and if you believe that these trends are indicative of future performance.

Please refer to Item 303 of Regulation S-B and the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation on our web site at:

http:/ /www .sec.gov/rules/intem/33-8350.htm.

Most of the information detailed here relates to prior companies. This information was relevant by the auditors to establish the transitions that took place.

x

Comment 37

37.  Regarding your result of operations for the year ended December 31, 2006, please provide us with further details of the $1.4 million theft by the company's former employee.  For instance, tell us who provided the Letter of Credit, how the employee transferred the proceeds, and how it was discovered.  Furthermore, explain to us how the company accounted for the theft. Also advise us why you have not included disclosure under "Legal Proceedings" regarding this incident and the company's response to it.

The incident referred to here occurred in the later part of 2005 within YI Hsiang Plastics Co. or early in 2006 within Mei Pao Optoelectonics Inc.  Amber Optoelectronics Inc. the Delaware Company acquired the assets of Amber Optoelectronics Co. Ltd. which had no liabilities tied to the aforementioned companies.

Refer to SB-2, Amendment-3, Business Development, page 3.

Comment 38

38.  In your discussion of results of operations for the nine months ended September 30,2007, disclose which of your product lines were determined to be "deteriorating margin producers" and why, as well as which product lines were deemed to "lead the company into material profit margins" and why. Also, disclose the amount of the inventory write down.

The products produced are the components used for the Back/Light Modules for LCD displays. The components are Reflection Film, Light Guiding Plate, Diffusion film, Brightness Enhancer Prism Film, and the outside frame.

Refer to SB-2, Amendment-3, The Company’s Current Available Technology, page 4.

Critical Accounting Policies, page 13

Comment 39

39.  We note that you recognize revenue "generally" when your products are shipped.  Please disclose and explain to us in greater detail when and how you recognize revenue from sales of your products. For example, do you recognize the revenue immediately as an outright sale, such as FOB shipping point? Disclose whether these product sales include maintenance or service contracts, and if they do, tell disclose how and when you recognize revenue from such activity. Please provide the relevant accounting literature in your response.

Revenue is recognized FOB shipping point as all Purchase Orders are covered by Letters of Credit payable at point of shipment. Our products become components of the product manufactured by the purchaser and sold to his clients. Once the product leaves our shipping dock all revenues are recorded as final.

Comment 40

40.  Tell us how you account for revenue from product sales made through retailers and distributors, e.g., at the time of shipment to the distribution channel or when the products are sold by the retailers and distributors to a third party. Also revise to clarify your policy disclosure in this regard.

Amber Optoelectronics Inc only supplies the component parts to manufacturing companies and has no retail outlets.

Refer to SB-2, Amendment-3, Business of Issuer, page 4.

Comment 41

41.  Further, disclose your contract terms that permit the return of products sold through retailers and distributors and explain to us your consideration of them when recognizing revenue under US GAAP if a right of return exists.

The manufacturer uses our component parts to produce the consumer finished product. When the manufacturer sells it to his respective distributors, the product warranty is supported by the relevant manufacturer.

Comment 42

42.  Tell us whether your contracts include customer acceptance provisions and how you considered those in your revenue recognition policy.

All products are tested prior to shipment. If a component was damaged in shipment we replace it without question as the damaged part in all probability could represents less than two percent or less. If the shipment was damaged and were responsibly up to purchasers dock, the goods would be insured to cover this dilemma.

Management’s Discussion and Analysis for the Nine Months ended September 30, 2007 and 2006, page 15

Comment 43

43.  Please revise to address comments issued on MD&A for the prior comparable period, as applicable.

The description has been changed to reflect the nine months ended September 30, 2006 as the prior period comparative, rather the year previously referenced.

Comment 44

44.  Please revise the introductory paragraph to reference your unaudited financial statements for the nine months ended September 30, 2007.

The description has been changed to reflect the nine months ended September 30, 2007 as the current period reference, rather the year previously referenced.

Comment 45

45.  Because yours is a year-end fiscal year, we are uncertain why you compare results of operations to the "year ended September 30, 2006."  Please advise.

The reference has been changed to reflect the nine months ended September 30, 2006 rather than the year ended September 30, 2006. The fiscal year end for the Company is December 31st.

Comment 46

46.  We note the reference to the company "moving towards new product sales and moving away from lower margin sales of the previous two fiscal years."  Please revise here, and also in your plan of operations and business sections, to provide more detailed disclosure concerning the nature of these "new product lines."  Among other things, explain why management believes these new lines will result in "more high margin and growth opportunities" as stated at the conclusion of this section.  Also address the costs associated with this transition and the anticipated resulting impact on your results of operations in future periods.

The products produced are the components used for the Back/Light Modules for LCD displays. The components are Reflection Film, Light Guiding Plate, Diffusion film, Brightness Enhancer Prism Film, and the outside frame. The production of the new patented technology is less labor and requires less material resulting in a better product with better profit margins.

Refer to SB-2, Amendment-3, The Company’s Current Available Technology, page 4.

Selling Stockholders, page 16

Comment 47

47.  Please note that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please revise to identify any selling stockholders that are broker-dealers and to disclose that each such selling stockholder is an underwriter.  Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please tell us the identity of each such selling stockholder and describe the nature of the transactions in which those shares were acquired.

No holder of our common securities is a broker-dealer and no shareholder of our common securities is an underwriter.

Refer to SB-2, Amendment-3, Exhibit 2.0, Opinion of Counsel, page 39.

Comment 48

48.  Also note that any selling stockholder who is an affiliate of a broker-dealer must be identified as an underwriter in the prospectus unless that selling shareholder represents that it purchased the shares being registered on its behalf in the ordinary course of its business and, at the time of the purchase of those shares, did not have any agreement or understanding, directly or indirectly, with any person to distribute those shares. Please identify each selling shareholder that is an affiliate of a broker-dealer. Tell us whether those holders purchased the shares being registered in the ordinary course of business and whether the holder had any agreement or understanding at the time of purchase, directly or indirectly, with any person to distribute the shares. If so, please revise to identify those selling shareholders and to disclose that those selling shareholders are underwriters in connection with this registration statement. For the definition of "affiliate," please refer to Rule 405 of Regulation C.

No selling shareholder is an affiliate of a broker-dealer.

Refer to SB-2, Amendment-3, Exhibit 2.0, Opinion of Counsel, page 39.

Comment 49

49.

Please revise to identify the natural person or persons having investment and/or dispositive powers over the shares hold by Visionary Investment Group, Inc.

Not applicable as the Company has negotiated a cash settlement rather than an equity settlement with Visionary Investment Group Inc.

Refer to SB-2, Amendment-3, Exhibit 8.0, Visionary Investment Group Inc. page 56.

Comment 50

50.  Please revise the final columns to reflect the percentage of ownership owned following the offering, assuming all shares are sold.

Revised.

Refer to SB-2, Amendemt-3 Security Ownership of Certain Beneficial Owners, page 7 and Executive Compensation, page 8.

Financial Statements for the Year Ended December 31. 2006

Subsequent Event, page 34

Comment 51

51. We note the disclosure within footnotes (7) and (14) of your 2006 financial statements. Please expand your footnote and MD&A disclosures to fully disclose all of the facts and circumstances concerning your reverse acquisition and your accounting for it.

On July 9, 2007, Amber Optoelectronics Inc., the Shell Company, issued 9,000,000 shares of common stocks to acquire the net assets including current assets and equipment of Amber Optoelectronics Co. Ltd. in Taiwan, especially the technical know-how in plastic extrusion manufacturing for future growth.  Amber Optoelectronics Co. Ltd. in Taiwan is a non-related party to the Shell Company.  This acquisition was accounted for as a reverse acquisition because the Shell Company had no operational activities by itself.  The fair value of the 9,000,000 common stocks issued is deemed to be the same as the fair value of the net assets of Amber Optoelectronics Co. Ltd. in Taiwan.  The net assets acquired included cash for $1,530, other current assets for $ 360, and fixed assets for $7,110.

Refer to SB-2, Amendment-3, Financial Statements for the Year Ended December 31. 2006, page 19.

Financial Statements for the Period Ended September 30. 2007

Balance Sheet. page 36

Comment 52

52. The $33,703 amount of retained loss reported on your balance sheet as of September 30, 2007 appears to be understated. We note you had a retained loss I of $1,369,063 as of December 31, 2006 and a loss of $72,807 for the nine month period ended September 30, 2007.  Please correct your balance sheet or advise us.

The net income for the 9 months ended 9/30/2007 accounted for the change.  This was due to gain from settlement of indebtedness and asset disposal.  See revised income statement for details.

Refer to SB-2, Amendment-3, Financial Statements for the Year Ended September 30, page 30.

Statements of Cash Flow. page 38

Comment 53

53. We note that short term borrowings decreased to zero as of September 30, 2007 from the approximately one million dollars owed as of December 31, 2006. However, there does not appear to be a corresponding indication of the decrease in the Consolidated Statements of Cash Flow as of September 30, 2007.  Please explain and disclose the payment or forgiveness of short-term borrowings and your accounting of the transaction.

The revised cash flows statement reflected the settlement of indebtedness.

Refer to SB-2, Amendment-3, Statement of Cash Flow, page 32.

Comment 54

54. We do not understand why, in your reconciliations of net income(loss) to net cash flows from operating activities, you are adding again on asset disposal to net loss for the period ended September 30, 2007 and you are deducting a loss on asset disposal from net income in the period ended September 30, 2006. Under the indirect method of calculating net cash flows from operating activities, gains are deducted and losses are added. Refer to the example in paragraph 132 of SFAS 95. Please correct your statements of cash flows or advise us.

Please see the revised cash flows statement for correction.

Refer to SB-2, Amendment-3, Statement of Cash Flow, page 32.

Comment 55

55.  Revise your statement of cash flows to report gross proceeds from the disposal of assets within cash flows from investing activities. Also, you should revise your income statements to separately report gains and losses realized on asset disposals.

Please see the revised cash flows statement for correction.

Refer to SB-2, Amendment-3, Statement of Cash Flow, page 32.

Notes to Financial Statements, page 39

Comment 56

56.  In your footnotes, please describe your inventory losses, including the amounts, resulting from the write down from cost to market. See ARB-43, Ch. 4, par. 14.

The reduction of inventories from 12/31/2006 to 9/30/2007 represents settlement of advances from customers and payback to shareholders.

Part II

Comment 57

57.  Please revise to include an exhibit index. Refer to Item 601(a)(2) of Regulation S-B.

Exhibit Index has been included.

Refer to SB-2, Amendment-3, Table of Exhibits, page 37.

Signatures

Comment 58

58.  Please revise to indicate which individual is signing in the capacity of principal accounting officer. Refer to the first of the "Instructions for Signatures" of Form SB-2.

Mr. George Parselias is signing as the principal accounting officer. His signature has been revised to designate that he is signing in his capacity as Chief Financial Officer.

Refer to SB-2, Amendment-3, Signatures, page 57.

Exhibit 5.1--Opinion of Counsel

Comment 59

59.  Please revise paragraph one to clarify that counsel is opining upon the corporate laws under which Amber Optoelectronics is incorporated.

Revised.

Refer to SB-2, Amendment-3, Exhibit 2.0, Opinion of Counsel, page 39.

Comment 60

60.  Please revise paragraph three of the opinion to clarify that the shares upon which counsel opines are those registered under the registration statement, not "issuable pursuant to the Registration Statement," nor "issued in accordance therewith."

Revised.

Refer to SB-2, Amendment-3, Exhibit 2.0, Opinion of Counsel, page 39.

Comment 61

61.  Please update as applicable to reflect your consent to the filing to amendments subsequent to amendment number one, in this case amendment number two. Likewise, please revise to consent to the reference under "Legal Matters."

Revised and updated.

Refer to SB-2, Amendment-3, Exhibit 2.0, Opinion of Counsel, page 39.

Additional Requirements

As appropriate, please amend your Form SB-2 in response to these comments.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Cover Letter is included.